[LOGO - SKY}


FOR IMMEDIATE RELEASE
---------------------

                         INNOVA, S. DE R.L. DE C.V.
                     REPORTS FIRST QUARTER 2003 RESULTS

                    - SUBSCRIBER BASE GROWS TO 779,700 -
                  - EBITDA INCREASED 20.4% TO PS. 260 MM-
                 - EBITDA MARGIN INCREASED 17.9% TO 29.6% -
   - SHAREHOLDER FUNDING WAS NOT REQUIRED DURING THE LAST FOUR QUARTERS -

o The number of gross active SUBSCRIBERS increased 11.2% to 779,700 as of March 31, 2003 as compared to the first quarter of the previous year.

o    REVENUES increased 2.1% due to the increase in our subscriber base.

o EBITDA for the first quarter of 2003 increased 20.4% to Ps. 260.5 million from Ps. 216.3 million for the same period of the prior year. As a result, EBITDA margin increased 17.9% from 25.1% to 29.6%.

o EBIT for the first quarter of 2003 improved Ps. 91.3 million to a positive Ps. 60.1 million from Ps. (31.2) million for the same period of the prior year. As a result, EBIT margin substantially increased from a negative 3.6% to a positive 6.8%.

o Sky did not require additional FUNDING from its shareholders during the last four quarters.

o Sky continues to offer the highest quality CONTENT in the Mexican pay TV industry.

Mexico City, April 28, 2003. INNOVA, S. DE R.L. DE C.V., the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the first quarter ended March 31, 2003. The attached results have been prepared in accordance with Mexican GAAP and restated to constant Mexican pesos as of March 31, 2003.

SUBSCRIBER BASE The number of gross active subscribers increased to --------------- 779,700 as of March 31, 2003; this represents an 11.2%
                    increase   from   701,300  as  of  March  31,  2002  or
                    approximately 78,400 gross active subscribers.

                    We believe the increase in the subscriber base was primarily due to:

                         1. An increase in customer activations in response to the high quality of our programming content, special programming and aggressive marketing campaigns and,

                         2. Our decision to recognize commercial subscribers (non residential subscribers such as hotels, bars, restaurants and other businesses) in our gross active subscriber base.

                              As of March 31, 2003 we had approximately 41,400 commercial subscribers, as compared to approximately 25,400 as of March 31, 2002 which were not previously included as part of our subscriber base.

                              In the past, we were not focused on commercial subscribers; however as the number of commercial subscribers has grown we believe it has become a relevant number in our subscriber base, and therefore we have decided to include during this quarter and going forward, all of our non-residential subscribers as part of the total subscriber base.

                    We believe the main factor causing subscriber cancellations during this quarter, as with last quarter, was the continuing weakness in the Mexican economy. Nevertheless, we experienced a decrease in the rate of subscriber cancellations as compared to previous quarters.

PROGRAMMING         During  the first  quarter of 2003,  Sky  continued  to
CONTENT             enhance  its   programming   content,   by  adding  the
-------             following offerings:

                    o    The pay  TV-exclusive  broadcast of certain soccer
                         matches  of  the  Mexican  2003   Closing   Soccer
                         Tournament;

                    o    The pay  TV-exclusive  broadcast of certain soccer
                         matches   of  the   "Copa   Libertadores"   Soccer
                         Tournament;

                    o Exclusive pay TV transmission of the 2002-2003 Mexican bullfight season;

                    o The launching of "W Radio" channel, a news and entertainment radio programs channel on a pay TV-exclusive basis, conducted by well-known Mexican journalists;

                    o Big Brother II, a 24-hour-a-day live reality show (on a pay TV-exclusive basis);

                    o Boxing matches and special events such as the 2003 Brazilian Carnival;

                    o Exclusive transmission of the Ultimate Fighting Championship;

                    o    LPGA,  US PGA and US Senior PGA Golf  Tournaments;
                         and

                    o Exclusive pay TV live transmission of certain matches of the Mexican Baseball league.

PRICE AND           Innova's current installation fee is Ps. 1,099. However,
PROMOTIONS          subscribers  who agree to pay the  monthly  programming
----------          fee via direct debit to a credit card, pay only Ps. 99.

                    We continue to improve our subscriber base quality, by among other things, encouraging new and current subscribers to pay their monthly programming services through direct debit to a credit card.

FINANCIAL REVIEW
----------------

                            FINANCIAL HIGHLIGHTS
                 THREE MONTHS ENDED MARCH 31, 2003 AND 2002
           MILLION OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2003

                           THREE MONTHS ENDED MARCH 31,
                   -------------------------------------------
                     2003 % Margin  2002 % Margin  VAR     %

Net Revenues          880     100    863    100     17     2
Cost of Sales         283      32    271     31     12     4
                    -----          -----         -----
Gross Profit          597      68    592     69      5     1

     Selling          211      24    236     27    (25)  (11)
     Operations        96      11    111     13    (15)  (14)
     Administrative    30       3     29      3      1     3
                    -----          -----         -----
Total Expenses        337      38    376     44    (39)  (10)
                    -----          -----         -----
EBITDA (1)            260      30    216     25     44    20

EBIT (2)               60       7    (31)    (4)    91   n/a


(1)  EBITDA  is  defined  as  operating  income  before   depreciation  and
     amortization.

(2) EBIT is defined as operating income before integral cost of financing and taxes.


NET REVENUES        Net  revenues  of  Ps.  880.4  million  for  the  three
                    months ended March 31, 2003, increased by Ps. 17.8 million or 2.1% as compared to the same period of the prior year, mainly due to the sustained growth of our subscriber base. We have not increased prices during 2003, as we did last year.

COST OF SERVICES
AND SALES           Cost  of  services  and  sales  increased  by  Ps. 12.4
                    million  or 4.6% to Ps.  283.4  million  for the  three
                    months  ended  March  31,  2003.   This   increase  was
                    primarily  due to  higher  subscriber  activations  and
                    related  costs,   as  well  as  higher  costs  directly
                    affected by the devaluation of the peso versus the US dollar.

OPERATING EXPENSES  Total   expenses  of  Ps.  336.5  million for the three
                    months ended March 31, 2003, decreased by Ps. 38.8 million or 10.3% as compared to the same period of the prior year, mainly due to lower free special events and lower personnel cost.

EBITDA              EBITDA  of  Ps.  260.5  million  for  the three  months
                    ended March 31, 2003, improved by Ps. 44.2 million or 20.4%, as compared to the same period of 2002, mainly due to higher revenues and lower expenses, partially offset by higher cost of services and sales as described above.

                    In the first quarter of 2003, EBITDA margin increased 17.9% from 25.1% to 29.6% as compared to the first quarter of 2002.

EBIT
OPERATING INCOME    EBIT  improved  by  Ps. 91.3  million  to  a   positive
                    Ps. 60.1 million in the three months ended March 31, 2003, as compared to a negative Ps. (31.2) million during the same period of 2002. As a result, EBIT margin increased to 6.8% in the first quarter of 2003 from a negative 3.6% in the first quarter of 2002.

NET LOSS Innova reported a net loss of Ps. 372.7 million for the three months ended March 31, 2003, as compared to a net loss of Ps. 27.1 million in the same period of 2002.

                    The increase in net loss during this first quarter of 2003 as compared to the same period of prior year was primarily due to the foreign exchange loss of Ps. 309.8 million as compared to a foreign exchange gain of Ps.
                    146.3 million during the first quarter of 2002; as well as the higher interest expense incurred by the Company.

                    The Company's foreign exchange losses during 2003 were primarily due to the depreciation of the Mexican peso against the U.S. dollar of approximately 3.1% at the end of the first quarter of 2003 and 19.6% during the last twelve months.

                    Additional devaluations of the peso will likely affect our liquidity and results of operations, considering our substantial U.S. dollar-denominated indebtedness, operating costs and expenses, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which will reduce our net income.

FUNDING FROM        Innova did  not  require  additional  funding  from its
------------        shareholders   during   the  first   quarter  of  2003,
SHAREHOLDERS        including  for  the  payment  of the  April  1st,  2003
------------        interest coupon.

                    This was mainly due to strong cash flow from collections and the current balance of cash resources available. This is the first time that we have not required funds from our shareholders for a period of four straight quarters.

                    From the Company's inception through March 31, 2003, Innova's shareholders have contributed an aggregate of US$458.9 million to Innova, including US$149.0 million in equity and US$309.9 million in long-term loans. Shareholder's loans accrue interest at a fixed rate of 9% per annum (plus any applicable withholding taxes) and mature in 10 years from the date on which the funds were received.


RECENT              On  March  19,  2003,  the  court  issued  a resolution
------              against  article 5 of the Mexican Asset Tax Law,  which
DEVELOPMENTS        does not enable  taxpayers to deduct  debts  payable to
------------        nonresidents from the taxable asset's value.  Since the
ASSET TAX           declaratory judgment was favorable to us, to the extent
RESOLUTION          that the Asset Tax Law is not amended,  we will be able
                    to deduct debts payable to nonresidents from the asset tax basis.

                    We are analyzing the alternatives to recover from the Mexican tax authorities the amount of taxes unduly paid for the tax years 2001 and 2002, as well as for January and February of 2003.

Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, a South Australia corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.).

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

News Corporation is a diversified international communications company with operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin that include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of on-line programming.

Liberty Media International owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx
--------------------

                INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
             FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                   STATEMENTS PREPARED UNDER MEXICAN GAAP
   (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2003)

                                             THREE MONTHS ENDED MARCH 31,

                                               2003                 2002
                                           --------------        -----------

NET REVENUES                           PS.       880,395     PS.    862,614

COST OF SERVICES AND SALES                       283,397            271,013
                                           --------------        -----------

GROSS PROFIT                                     596,998            591,601
                                           --------------        -----------

OPERATING EXPENSES:
Selling                                          210,613            235,997
Operations                                        95,980            110,940
Administrative                                    29,929             28,386
                                           --------------        -----------
                                                 336,522            375,323
                                           --------------        -----------

EBITDA                                           260,476            216,278

DEPRECIATION AND AMORTIZATION                    200,388            247,492
                                           --------------        -----------


OPERATING INCOME (LOSS) - EBIT                    60,088            (31,214)
                                           --------------        -----------

INTEGRAL COST OF FINANCING:
Interest expense                                 268,805            227,995
Interest income                                   (7,890)            (2,110)
Foreign exchange loss (gain) - net               309,834           (146,300)
Gain from monetary position                     (122,540)          (108,016)
                                           --------------        -----------
                                                 448,209            (28,431)
                                           --------------        -----------

Special Items & other expense - net                4,564             12,170
                                           --------------        -----------

LOSS BEFORE TAXES                               (392,685)           (14,953)

Income tax and Asset tax

 (benefit) provision                             (19,995)            12,108
                                           --------------        -----------

NET LOSS                               PS.      (372,690)    PS.    (27,061)
                                           ==============        ===========


                            INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
               CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND 2002 (UNAUDITED)
                              STATEMENTS PREPARED UNDER MEXICAN GAAP

               (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2003)

ASSETS                                                            MARCH 03              MARCH 02
                                                               ---------------       ---------------
Cash and cash equivalents                                  Ps.        514,200    Ps.         52,906
Trade accounts receivable                                             140,398               182,492
Value added tax credit                                                  1,538                 1,437
Spare parts                                                            12,890                 8,213
Prepaid expenses and other                                            146,896               139,631
                                                               ---------------       ---------------
TOTAL CURRENT ASSETS                                                  815,922               384,679

PROPERTY AND EQUIPMENT - NET                                        1,483,007             1,836,699

PAS - 9 SATELLITE-NET                                               1,272,378             1,174,537

OTHER NON-CURRENT ASSETS - NET                                         90,633               181,406
                                                               ---------------       ---------------

TOTAL ASSETS                                               PS.      3,661,940    PS.      3,577,321
                                                               ===============       ===============

LIABILITIES

Trade accounts payable and accruals                        Ps.        449,809    Ps.        367,712
PanAmSat Pas-9                                                         49,039                44,508
Due to affiliated companies and other related parties                 342,366               212,307
Accrued interest                                                      260,579                11,839
Accrued taxes                                                         171,733                70,524
Deferred income - Pre-billed and pre-collected services               123,730               110,328
                                                               ---------------       ---------------
TOTAL CURRENT LIABILITIES                                           1,397,256               817,217
                                                               ---------------       ---------------

Senior Exchange Notes due 2007                                      4,047,000             3,569,334
Long-term loans from Stockholders                                   3,344,440             2,949,695
Long-term interest on Stockholders loans                              784,404               404,637
Seniority premiums                                                      1,341                   505
PanAmSat Pas-9                                                      1,404,141             1,277,805
                                                               ---------------       ---------------
TOTAL NON-CURRENT LIABILITIES                                       9,581,326             8,201,976
                                                               ---------------       ---------------

TOTAL LIABILITIES                                                  10,978,582             9,019,194
                                                               ---------------       ---------------

STOCKHOLDERS' DEFICIT
Capital stock                                                       1,936,456             1,936,456
Accumulated loss                                                   (8,894,723)           (7,099,117)
Loss for the three-month period                                      (372,690)              (27,061)
Excess from restatement - Inflationary effects on Balance Sheet        14,315              (252,151)
                                                               ---------------       ---------------
TOTAL STOCKHOLDERS' DEFICIT                                        (7,316,642)           (5,441,873)
                                                               ---------------       ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                PS.      3,661,940    PS.      3,577,321
                                                               ===============       ===============


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